Mail Stop 3561

September 15, 2009

Via Fax & U.S. Mail

Mr. Patrick Carr
Chief Executive Officer
Diatect International Corporation
875 South Industrial Parkway
Heber City, Utah 84032

> **Re:** **Diatect International Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Filed May 18, 2009**
> **File No. 0-10147**

Dear Mr. Carr:

We have reviewed your response letter dated August 25, 2009, and have the following additional comments. Please file a response letter and an amended Form 10-K for the year ended December 31, 2008 as indicated in the following comments. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

1. We have reviewed your responses to our prior comment numbers 1 through 8 as included in your response letter dated August 25, 2009, in which you indicate that the Company has revised the disclosure in its Form 10-KSB/A in response to our comments. However, as of the date of your response, we note that the Company has not yet filed its amended Form 10-KSB for the year ended December 31, 2007. Furthermore, although we note that the Company has filed its Annual Report on Form 10-K for the year ended December 31, 2008, we note that disclosures responsive to our prior comment numbers 1 through 8 have not been included in the 10-K for the year ended December 31, 2008. Accordingly, please file an amendment to the Company's Annual Report on Form 10-K for 2008 as soon as possible to incorporate the changes to the financial statement disclosures referenced in your response to our prior comment numbers 1 through 8. We no longer believe that amending the prior years Form 10-KSB is the most appropriate

course of action since the Company has now filed its Form 10-K for the subsequent annual period.

2. In addition, we note from your responses to our prior comment numbers 4 and 5 and 7 that you accounted for certain obligations owed to the Company as "settled" due to the determination upon consultation with your counsel that the advances or notes were no longer owed by the Company due to the expiration of the statute of limitations. Please tell us and clarify in your revised disclosure whether any of these parties have filed litigation against the Company to collect these amounts as the disclosures in Note 6 to your interim financial statements indicate that certain parties have sued the Company for collection of amounts previously owed. If litigation has been instituted against the Company for the amounts owed, and you have now established obligations for their settlement, please explain in detail why gain recognition with respect to the amounts previously owed to the Company was appropriate.

3. Assuming a satisfactory response to the above matter, please significantly expand the disclosures in your financial statements to explain why you believe the obligations "settled" are no longer owed by the Company. Your revised disclosure should include a statement indicating that your legal counsel has informed you that the statute of limitations with respect to the obligations has expired and that it is their opinion that the amounts are no longer obligations of the Company.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: William Paul
(813) 276-1560